Board of Governors of the Federal Reserve System   OMB Number 7100-0224   Approval expires February 28, 2026
Federal Deposit Insurance Corporation   OMB Number 3064-0093   Approval expires March 31, 2025
Office of the Comptroller of the Currency   OMB Number 1557-0184   Approval expires August 31, 2025
Securities and Exchange Commission   OMB Number 3235-0083   Approval expires September 30, 2025
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Board of Governors of the Federal Reserve System

   

Notice by Financial Institutions of Government Securities Broker or Government Securities Dealer Activities—Form G-FIN

This notice is required by law (15 U.S.C. § 78o-5(a)(1)(B)).

This notice must be filed by all financial institutions that are government securities brokers or government securities dealers that are not exempt from the notice requirement under regulations of the Department of the Treasury. Generally, a financial institution will not be required to file as a government securities broker or dealer if its only government securities activities are to (1) Buy or sell government securities solely for investment for its own account; (2) Buy or sell government securities for fiduciary accounts; (3) Handle savings bond transactions; (4) Submit tenders for the account of customers for purchase on original issue of U.S. Treasury securities; (5) Enter into repurchase or reverse repurchase agreements; (6) Effect fewer than 500 government securities brokerage transactions per year; (7) Effect brokerage transactions only through another government securities broker or dealer on a fully disclosed basis; or (8) Effect brokerage transactions that do not involve active solicitations.

An agency may not conduct or sponsor, and an organization (or a person) is not required to respond to, a collection of information unless it displays a currently valid OMB control number.

For further information on the requirements to file this notice, please refer to the instructions.

Public reporting burden for this collection of information is estimated to average 1 hour per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of the collection of information, including suggestions for reducing this burden, to the Office of Information and Regulatory Affairs, Office of Management and Budget, Washington, DC 20503, and to one of the following: Secretary, Board of Governors of the Federal Reserve System, 20th and C Streets, NW, Washington, DC 20551; Assistant Executive Secretary (Administration), Room F-400, Federal Deposit Insurance Corporation, 550 17th Street, NW, Washington, DC 20429; Legislative and Regulatory Activities Division, Office of the Comptroller of the Currency, 400 7th Street, SW, Washington, DC 20219; or to Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549.



25007278

OFFICIAL USE

Notice of Government Securities Broker or Government Securities Dealer Activities to be Filed by a Financial Institution under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
Nov. 5, 2025
REGISTRATIONS BRANCH
04

1. Check appropriate regulatory agency (ARA):

   A. ☐ Comptroller of the Currency

   B. ☒ Board of Governors of the Federal Reserve System

   C. ☐ Federal Deposit Insurance Corporation

   D. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker

   B. ☒ Government Securities Dealer

   C. ☐ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☒ Notice

   B. ☐ Amendment

4. A. Full name of the financial institution **Credit Agricole Corporate and Investment Bank**

   B. Address of principal office of financial institution:

   12 PLACE DES ETATS-UNIS - CS 70052
   Address

   MONTROUGE CEDEX   **92547**
   City   State   Zip Code

   C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

   1301 AVENUE OF THE AMERICAS
   Address

   NEW YORK   **NY**   **10019**
   City   State   Zip Code

   D. Mailing address if different from (B) or (C):

   _____
   Address

   _____
   City   State   Zip Code

   E. Name, title, and telephone number of contact person with respect to this notice:

   Shirley Fisher   **Compliance Generalist**   **212-261-3236**
   Name   Title   Area Code / Phone Number

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above?   A. ☐ Yes   B. ☒ No

   (If yes, provide addresses and describe activities.)

Address	City	State	Zip Code	Describe Activities

04/2013

6. Furnish the name and title of each person who is directly engaged in the management, direction, or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name

Please refer to attached list

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle   Title

_____   _____
Last / First / Middle

GFIN-4s have been previously filed
Last / First / Middle   Title

NOTE: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 16 of Form G-FIN-4, or "yes" to one or more questions in Items 20 through 25 of Form MSD-4 on Page 22 of Form U-4?

A. ☐ Yes   B. ☒ No

NOTE: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. § 400.4(c)). Similar requirements are applicable to Form MSD-4 and Form U-4.

8. *The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current, and complete.*

Please print name and title of person executing this notice:

Shirley Fisher
Name (First, Middle, Last)

Compliance Generalist
Title

FISHER, Shirley   Digitally signed by FISHER, Shirley
Date: 2025.10.24 13:13:56 -04'00'

10/24/ 2024

_____   _____
Signature   Date

	Credit Agricole Corporate and Investment Bank	
	Form G-FIN Section 6 Addendum	**10/24/2025**
#	**LAST/FIRST NAME**	**TITLE**
1	Ambrosi, Francis	Managing Director
2	Benichou, Florent	Managing Director
3	Bleu, Roland	Director
4	Burkat, David	Director
5	Castagnedoli, Emmanuel	Managing Director
6	Chapis, Jason	Analyst
7	Cherman, Alan	Analyst
8	Darsses, Jean	Director
9	Droge, Brendan	Director
10	Earnhardt, Madison	Associate
11	Fabrizi, Christine	Analyst
12	Feketie, John (Jack)	Director
13	Galindo, Carlos	Managing Director
14	Garg, Antara	Associate
15	Gartlan, Fergal	Director
16	Gaur, Giselle	Vice President
17	Gesk, Eric	Director
18	Guttman, Gilad	US Analyst
19	Hayes, Gregory	Director
20	Ho, Joseph	Associate
21	Kaplan, Russel	Director
22	Khan, Farjad	Analyst
23	**Khanna, Saisha**	**Analyst**
24	King, Daniel	Managing Director
25	Lanoy, Alexandre	Analyst
26	Lechner, Tatjana	Analyst
27	Marks, Asher	Vice President
28	McFeely, Heather	Managing Director

	Credit Agricole Corporate and Investment Bank	
	Form G-FIN Section 6 Addendum	**10/24/2025**
#	**LAST/FIRST NAME**	**TITLE**
29	O'Callaghan, John	Managing Director
30	Oh, Hannah	US Analyst
31	Orczyk, Karen	Managing Director
32	Peltier, Matthew	Vice President
33	Rachidi, Manale	Associate
34	Rogg, Oskar	Managing Director
35	Sansone, Austin	Associate
36	Siala, Hela	Associate
37	Smith, Michael	Analyst
38	Tilove, Matthew	Managing Director
39	Wanecq, Adrien	Vice President
40	Wirth, Mark	Director
41	Zafar, Kashif	Managing Director